May 5, 2009

Mr. Juan Migone

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Arctic Cat Inc.
Form 10-K for the year ended March 31, 2008
Filed June 13, 2008
File Number: 000-18607

Dear Mr. Migone:

Attached to this email is the financial information you requested last week.  This is the primary financial information we use to monitor our business.  The Company considers the Chief Decision Maker (CDM) to be our Chief Executive Officer (CEO).  Our CEO has been considered the CDM for many years as a result of his power sports industry knowledge as well as his many years of experience with our company.  Although you have not requested the following, we thought it would benefit your review to understand how we analyze this financial information.

As you know, Arctic Cat designs, engineers, tests, manufactures, markets and sells power sports products to a network of dealers in North America and distributors around the world, of which the vast majority purchase and sell all of our products (ATV’s, snowmobiles and related parts, garments and accessories (PG&A)).  In North America, we have a single sales force serving and monitoring the sale of our products to our dealer network.  Arctic Cat and its dealers rely on sales of units of snowmobiles, ATVs and PG&A, along with the aftermarket sales of these products, to remain financially viable.

We believe our snowmobile and ATV unit sales and related PG&A businesses are highly interrelated.  Our primary use of internal financial statements is to track top-line sales results for ATVs, snowmobiles and PG&A and aggregate bottom line earnings.  We do not allocate resources to moderate our production or change our business operations as a sole result of these gross margins.

Additionally, we focus on the overall gross margin of the business by tracking specific product margins to measure our constant improvement effort and cost trends.  When we review this financial information, we understand and expect the PG&A margin to be higher than ATVs and snowmobiles because we do not burden PG&A cost of sales with costs such as overhead and tooling expenses, which are entirely absorbed by our snowmobile and ATV businesses.  While current PG&A gross margins would decrease if overhead and tooling expenses were

Arctic Cat Inc. 505 North Highway 169, Suite 1000, Plymouth, MN  55441

763.354.1818 Telephone; 763.354.1803 Fax

allocated, we have not performed an analysis of how much PG&A gross margin would decrease because a change in PG&A gross margin would not change our overall gross margin.  In addition, a significant component of PG&A is replacement parts which are manufactured identically to the original parts and must meet the same safety and environmental requirements. Thus, we would not change our parts production as a result of any gross margin analysis.

Our internal financial statements include a category labeled as “other”.  This category represents sales to our dealer and distributor network of non-current products, predominately ATVs and snowmobiles and, to lesser extent, PG&A.  This information is separated to monitor our sales and related gross margin for non-current activity.

Additionally, we track sales incentives for our ATVs and snowmobile products.  Although our overall sales incentives will increase or decrease from year to year for similar reasons, we separate this activity to better monitor current year sales and margin activity.  Separate tracking of sales incentives is also important as a result of the accounting rules requiring expense recognition when sales incentive programs are announced and communicated versus accruing expense when the related unit is recognized as revenue.  We have separated this activity ever since EITF 01-9 became effective a number of years ago.

The remaining internal financial information being provided includes our balance sheet which mirrors our external financial reporting format as well as information regarding inventories and accrued expenses.

Thanks,

/s/ Timothy C. Delmore
Timothy C. Delmore
Arctic Cat – Chief Financial Officer

CONFIDENTIAL TREATMENT REQUESTED BY ROBINS, KAPLAN, MILLER & CIRESI L.L.P.

ON BEHALF OF ARCTIC CAT INC. 000-18607-1

Confidential Treatment was requested under Rule 83 for the redacted portions and a clean, un-redacted version was submitted to the SEC’s Division of Corporation Finance.

Arctic Cat Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

MARCH 31,

(unaudited)

	2008	2007
ASSETS

CURRENT ASSETS
Cash and short-term Investments	$35,063,068	$75,277,264
Accounts receivable	38,196,250	40,427,672
Inventories	126,981,409	98,524,373
Prepaid expenses	3,196,471	3,487,856
Income taxes receivable	7,149,576	—
Deferred Income taxes	15,998,991	14,860,625

Total current assets	226,585,764	232,577,790

PROPERTY, PLANT AND EQUIPMENT
Land	3,138,658	2,902,253
Building and Improvements	24,718,816	25,665,896
Machinery, equipment and tooling	182,856,014	184,119,128
	210,713,487	212,687,278
Less accumulated depreciation	(136,309,993)	(123,566,125)
	74,403,495	89,121,152
OTHER ASSETS
Goodwill	1,750,000	1,750,000
Other	2,522,764	2,755,351
	4,272,764	4,505,351

	$305,262,023	$326,204,293

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$56,550,789	$40,442,847
Dealer downpayments & holdbacks	17,515,312	19,997,811
Accrued expenses	39,212,517	61,755,973
Total current liabilities	113,278,617	122,196,630

LONG TERM DEBT	—	—

DEFERRED INCOME TAXES	11,121,000	11,787,000

STOCKHOLDERS’ EQUITY
Common stock	179,355	183,614
Additional paid-in capital	—	—
Accumulated Other Comprehensive Income(Loss)	4,767,806	2,117,178
Retained earnings	179,174,166	167,850,042
Net income	(3,258,920)	22,069,829
	180,862,406	192,220,662

	$305,262,023	$326,204,293

CONFIDENTIAL TREATMENT REQUESTED BY ROBINS, KAPLAN, MILLER & CIRESI L.L.P.

ON BEHALF OF ARCTIC CAT INC. 000-18607-1

Confidential Treatment was requested under Rule 83 for the redacted portions and a clean, un-redacted version was submitted to the SEC’s Division of Corporation Finance.